FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3.	Summarised audited annual accounts for the year ended March 31, 2015 Auditors’ Report dated April 27, 2015 Press Release dated April 27, 2015

CIN-L65190GJ1994PLC021012
ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com
UNCONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.				Three months ended			Year ended
	Particulars			March 31, 2015	December 31, 2014	March 31, 2014	March 31, 2015	March 31, 2014
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			12,738.47	12,435.21	11,489.25	49,091.14	44,178.15
	a)	Interest/discount on advances/bills		9,333.04	9,031.82	8,271.59	35,631.08	31,427.93
	b)	Income on investments		2,983.20	3,011.99	2,911.17	11,944.57	11,557.05
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		38.93	53.13	61.62	195.10	199.98
	d)	Others		383.30	338.27	244.87	1,320.39	993.19
2.	Other income			3,496.26	3,091.67	2,976.09	12,176.13	10,427.87
3.	TOTAL INCOME (1)+(2)			16,234.73	15,526.88	14,465.34	61,267.27	54,606.02
4.	Interest expended			7,659.05	7,623.55	7,132.73	30,051.53	27,702.59
5.	Operating expenses (e)+(f)			3,107.39	2,866.34	2,879.12	11,495.83	10,308.86
	e)	Employee cost		1,298.80	1,117.83	1,262.26	4,749.88	4,220.11
	f)	Other operating expenses		1,808.59	1,748.51	1,616.86	6,745.95	6,088.75
6.	TOTAL EXPENDITURE (4)+(5)			10,766.44	10,489.89	10,011.85	41,547.36	38,011.45
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)			5,468.29	5,036.99	4,453.49	19,719.91	16,594.57
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			1,344.73	979.69	713.78	3,899.99	2,626.40
9.	Exceptional items			..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			4,123.56	4,057.30	3,739.71	15,819.92	13,968.17
11.	Tax expense (g)+(h)			1,201.56	1,168.26	1,087.70	4,644.57	4,157.69
	g)	Current period tax		1,448.51	1,168.93	926.17	4,864.14	3,844.50
	h)	Deferred tax adjustment		(246.95)	(0.67)	161.53	(219.57)	313.19
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			2,922.00	2,889.04	2,652.01	11,175.35	9,810.48
13.	Extraordinary items (net of tax expense)			..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			2,922.00	2,889.04	2,652.01	11,175.35	9,810.48
15.	Paid-up equity share capital (face value Rs. 2/- each)			1,159.66	1,158.51	1,155.04	1,159.66	1,155.04
16.	Reserves excluding revaluation reserves			79,262.26	80,654.85	72,051.71	79,262.26	72,051.71
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.06	0.06	0.03	0.06	0.03
	ii)	Capital adequacy ratio (Basel III)		17.02%	16.39%	17.70%	17.02%	17.70%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	5.04	4.99	4.59	19.32	17.00
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	4.99	4.94	4.57	19.13	16.93
18.	NPA Ratio1
	i)	Gross non-performing advances (net of write-off)		15,094.69	13,082.62	10,505.84	15,094.69	10,505.84
	ii)	Net non-performing advances		6,255.53	4,773.10	3,297.96	6,255.53	3,297.96
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.78%	3.40%	3.03%	3.78%	3.03%
	iv)	% of net non-performing advances to net advances		1.61%	1.27%	0.97%	1.61%	0.97%
19.	Return on assets (annualised)			1.92%	1.90%	1.86%	1.86%	1.78%
20.	Public shareholding
	i)	No. of shares		5,797,244,645	5,791,523,320	5,774,163,845	5,797,244,645	5,774,163,845
	ii)	Percentage of shareholding		100	100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..

1
At March 31, 2015, the percentage of gross non-performing customer assets to gross customer assets was 3.29% and net non-performing customer assets to net customer assets was 1.40%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)
Particulars	At
	March 31, 2015	December 31, 2014	March 31, 2014
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,159.66	1,158.51	1,155.04
Employees stock options outstanding	7.44	7.01	6.57
Reserves and surplus	79,262.26	80,654.85	72,051.71
Deposits	361,562.73	355,339.72	331,913.66
Borrowings (includes preference shares and subordinated debt)	172,417.35	152,994.70	154,759.05
Other liabilities and provisions	31,719.85	26,943.65	34,755.55
Total Capital and Liabilities	646,129.29	617,098.44	594,641.58

Assets
Cash and balances with Reserve Bank of India	25,652.91	19,079.82	21,821.82
Balances with banks and money at call and short notice	16,651.71	14,311.33	19,707.77
Investments	186,580.03	176,378.95	177,021.81
Advances	387,522.07	375,345.07	338,702.65
Fixed assets	4,725.52	4,649.57	4,678.14
Other assets	24,997.05	27,333.70	32,709.39
Total Assets	646,129.29	617,098.44	594,641.58

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. no.	Particulars		Three months ended			Year ended
			March 31, 2015	December 31, 2014	March 31, 2014	March 31, 2015	March 31, 2014
			(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		14,277.70	13,909.13	12,846.04	54,964.00	49,479.24
	a)	Interest/discount on advances/bills	9,980.34	9,632.62	8,880.77	38,059.71	33,720.88
	b)	Income on investments	3,813.87	3,816.55	3,590.66	15,131.73	14,244.83
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	81.40	98.74	104.89	366.16	427.70
	d)	Others	402.09	361.22	269.72	1,406.40	1,085.83
2.	Other income		10,636.56	9,144.69	8,806.92	35,252.23	30,084.61
3.	TOTAL INCOME (1)+(2)		24,914.26	23,053.82	21,652.96	90,216.23	79,563.85
4.	Interest expended		8,240.48	8,203.12	7,608.33	32,318.15	29,710.61
5.	Operating expenses (e)+(f)		10,472.93	8,782.34	9,175.37	35,022.71	30,666.35
	e)	Employee cost	1,722.26	1,583.93	1,681.96	6,568.32	5,968.79
	f)	Other operating expenses	8,750.67	7,198.41	7,493.41	28,454.39	24,697.56
6.	TOTAL EXPENDITURE (4)+(5)		18,713.41	16,985.46	16,783.70	67,340.86	60,376.96
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		6,200.85	6,068.36	4,869.26	22,875.37	19,186.89
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		1,571.49	1,235.33	812.57	4,536.34	2,900.26
9.	Exceptional items		..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)		4,629.36	4,833.03	4,056.69	18,339.03	16,286.63
11.	Tax expense (g)+(h)		1,376.89	1,366.18	1,183.42	5,396.73	4,609.51
	g)	Current period tax	1,686.14	1,381.22	1,051.34	5,680.91	4,320.98
	h)	Deferred tax adjustment	(309.25)	(15.04)	132.08	(284.18)	288.53
12.	Less: Share of profit/(loss) of minority shareholders		167.55	201.53	149.01	695.43	635.75
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)-(12)		3,084.92	3,265.32	2,724.26	12,246.87	11,041.37
14.	Extraordinary items (net of tax expense)		..	..	..	..	-
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)		3,084.92	3,265.32	2,724.26	12,246.87	11,041.37
16.	Paid-up equity share capital (face value Rs. 2/- each)		1,159.66	1,158.51	1,155.04	1,159.66	1,155.04
17.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)		5.32	5.64	4.72	21.17	19.13
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)		5.27	5.57	4.69	20.94	19.03

SUMMARISED CONSOLIDATED BALANCE SHEET

(Rs. in crore)
Particulars	At
	March 31, 2015	December 31, 2014	March 31, 2014
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,159.66	1,158.51	1,155.04
Employees stock options outstanding	7.44	7.01	6.57
Reserves and surplus	83,537.44	84,838.23	75,268.23
Minority interest	2,505.81	2,411.02	2,010.76
Deposits	385,955.25	381,027.10	359,512.68
Borrowings (includes preference shares and subordinated debt)	211,252.00	191,743.95	183,542.07
Liabilities on policies in force	93,619.38	88,400.39	74,926.51
Other liabilities and provisions	48,042.19	43,504.74	51,340.52
Total Capital and Liabilities	826,079.17	793,090.95	747,762.38

Assets
Cash and balances with Reserve Bank of India	25,837.67	19,183.57	22,096.93
Balances with banks and money at call and short notice	21,799.50	21,297.00	26,161.30
Investments	302,761.63	286,519.37	267,609.44
Advances	438,490.10	427,083.99	387,341.78
Fixed assets	5,871.21	5,785.07	5,506.83
Other assets	31,319.06	33,221.95	39,046.10
Total Assets	826,079.17	793,090.95	747,762.38

CONSOLIDATED SEGMENTAL RESULTS

(Rs. in crore)
Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2015	December 31, 2014	March 31, 2014	March 31, 2015	March 31, 2014
		(unaudited)	(unaudited)	(unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	8,700.57	8,566.08	7,220.62	32,991.18	27,411.60
b	Wholesale Banking	8,519.09	8,334.82	8,180.87	33,502.51	32,402.48
c	Treasury	11,614.62	11,167.37	10,549.05	43,966.81	39,290.24
d	Other Banking	988.61	988.69	889.90	3,809.71	3,223.11
e	Life Insurance	6,219.53	4,897.16	5,131.50	19,136.73	15,990.20
f	General Insurance	1,508.90	1,501.86	1,437.74	5,880.49	5,712.20
g	Others	1,190.93	1,177.17	895.28	4,473.11	3,349.49
	Total segment revenue	38,742.25	36,633.15	34,304.96	143,760.54	127,379.32
	Less: Inter segment revenue	13,827.99	13,579.33	12,652.00	53,544.31	47,815.47
	Income from operations	24,914.26	23,053.82	21,652.96	90,216.23	79,563.85
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	740.40	714.89	321.55	2,724.28	1,829.52
b	Wholesale Banking	1,344.53	1,608.33	1,634.67	6,224.07	6,588.63
c	Treasury	1,941.81	1,629.86	1,735.18	6,468.70	5,256.50
d	Other Banking	184.75	75.01	214.90	667.22	903.15
e	Life Insurance	391.28	461.73	350.33	1,634.32	1,529.24
f	General Insurance	162.76	227.32	72.38	690.72	520.24
g	Others	353.09	417.49	262.41	1,463.47	978.42
	Total segment results	5,118.62	5,134.63	4,591.42	19,872.78	17,605.70
	Less: Inter segment adjustment	489.26	301.60	534.73	1,533.75	1,319.07
	Unallocated expenses	..	..	..	..	..
	Profit before tax and minority interest	4,629.36	4,833.03	4,056.69	18,339.03	16,286.63
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(136,434.46)	(140,702.05)	(139,706.24)	(136,434.46)	(139,706.24)
b	Wholesale Banking	157,396.86	154,490.85	137,829.58	157,396.86	137,829.58
c	Treasury	37,816.88	46,110.04	53,614.02	37,816.88	53,614.02
d	Other Banking	9,215.33	10,575.42	9,792.63	9,215.33	9,792.63
e	Life Insurance	5,282.80	5,181.25	4,437.68	5,282.80	4,437.68
f	General Insurance	2,858.95	2,708.57	2,141.81	2,858.95	2,141.81
g	Others	3,195.25	3,237.60	2,841.29	3,195.25	2,841.29
h	Unallocated	5,372.93	4,402.07	5,479.07	5,372.93	5,479.07
	Total	84,704.54	86,003.75	76,429.84	84,704.54	76,429.84

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.

2.
"Retail Banking" includes exposures of ICICI Bank Limited ("the Bank") which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies by the Bank which are not included under Retail Banking.
4.
"Treasury" includes the entire investment and derivative portfolio of the Bank, ICICI Eco-net Internet and Technology Fund (upto December 31, 2013), ICICI Equity Fund, ICICI Emerging Sectors Fund (upto December 31, 2013), ICICI Strategic Investments Fund and ICICI Venture Value Fund (upto September 30, 2013).

5.
"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC (upto December 31, 2014).

6.	"Life Insurance" represents ICICI Prudential Life Insurance Company Limited.
7.	"General Insurance" represents ICICI Lombard General Insurance Company Limited.
8.	"Others" comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on April 27, 2015.
2.
Pillar 3 (Market Discipline) disclosures (unaudited) as per RBI guidelines on Composition of Capital Disclosure Requirements at March 31, 2015 for the Group are available at http://www.icicibank.com/aboutus/invest-disclosure.html.

3.
Other income includes net foreign exchange gain relating to overseas operations of Rs. 642.11 crore, Rs. 182.23 crore, Rs. 191.69 crore and Rs. 222.25 crore for year ended March 31, 2015, three months ended March 31, 2015, three months ended December 31, 2014 and year ended March 31, 2014 respectively.

4.
The shareholders of the Bank have approved the sub-division of each equity share having a face value of Rs. 10 into five equity shares having a face value of Rs. 2 each through postal ballot on November 20, 2014. The record date for the sub-division was December 5, 2014. All shares and per share information in the financial results reflect the effect of sub-division for each of period presented.

5.
In 2008, RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan (FITL) which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank has been providing fully for any interest income which is funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, RBI has now required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which have not yet been repaid. In view of the above, and since this item relates to prior years, the Bank has with the approval of the RBI debited its reserves by Rs. 929.16 crore to fully provide outstanding FITLs pertaining to restructurings prior to the issuance of the guideline in the quarter ended March 31, 2015 as against over three quarters permitted by RBI. These FITLs relate to pre-2008 restructurings where the borrowers have since been upgraded, and this impact would get reversed as FITLs are repaid as per their contractual maturities.

6.	During the three months ended March 31, 2015, the Bank has allotted 5,721,325 equity shares of Rs. 2 each were allotted pursuant to exercise of employee stock options.
7.	Status of equity investors' complaints/grievances for the three months ended March 31, 2015:

Opening balance	Additions	Disposals	Closing balance
0	39	39	0

8.
The Board of Directors has recommended a dividend of Rs. 5 per equity share for the year ended March 31, 2015. The declaration and payment of dividend is subject to requisite approvals. The Board of Directors has also recommended a dividend of Rs. 100 per preference share on 350 preference shares of the face value of Rs. 1 crore each for the year ended March 31, 2015.

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.
The above unconsolidated financial results for the three months ended December 31, 2014 and the year ended March 31, 2015 are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants. The unconsolidated financial results for the three months and year ended March 31, 2014 have been audited by another firm of chartered accountants.

11.	The amounts for three months ended March 31, 2015 are balancing amounts between the amounts as per audited accounts for the year ended March 31, 2015 and nine months ended December 31, 2014.
12.	Rs. 1 crore = Rs. 10 million.

N. S. Kannan
Place:	Mumbai	Executive Director
Date:	April 27, 2015	DIN-00066009

B S R & Co. LLP

Chartered Accountants
	1st Floor, Lodha Excelus, Apollo Mills Compound N.M. Joshi Marg, Mahalaxmi Mumbai - 400 011 India	Telephone +91 (22) 3989 6000 Fax +91 (22) 3090 2511

Auditors’ Report on the Quarterly Financial Results and Year-to-date Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement

To The Board of Directors of
ICICI Bank Limited

1.
We have audited the accompanying standalone quarterly and year to date financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 31 March 2015 and the year to date results for the period 1 April 2014 to 31 March 2015, attached herewith, being submitted by the Bank pursuant to the requirement of Clause 41 of the Listing Agreement, except for (a) the disclosures regarding ‘Public Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us and (b) disclosures relating to ‘Pillar 3 under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the quarter and year to date financial results and have not been audited by us. Attention is drawn to the fact that the figures for the quarter ended 31 March 2015 and the corresponding quarter ended in the previous year as reported in these financial results are the balancing figures between audited figures in respect of the full financial year and the published audited year to date figures up to the end of the third quarter.

2.
Management is responsible for the preparation of these financial results that give a true and fair view of the net profit and other financial information in accordance with the recognition and measurement principles generally accepted in India, including the Accounting Standards specified under section 133 of the Companies Act, 2013 (‘the Act’) read with Rule 7 of the Companies (Accounts) Rules, 2014, provisions of Section 29 of the Banking Regulation Act, 1949 and the Reserve Bank of India’s (‘RBI’) circulars, guidelines and directions and disclosed as per Clause 41 of the Listing Agreement.

3.
Our responsibility is to express an opinion on these financial results based on our audit of the quarterly and year to date financial results. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements.

4.
An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

5.	These financial results incorporate the relevant returns of 97 branches visited by us and six foreign branches audited by the other auditors specially appointed for this purpose.

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement (Continued)

ICICI Bank Limited

6.	In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date financial results:

i)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

ii)
give a true and fair view of the net profit for the quarter ended 31 March 2015 as well as the year to date results for the period from 1 April 2014 to 31 March 2015 in accordance with the framework as explained in  paragraph 2 above.

7.
Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank in terms of Clause 35 of the Listing Agreement and found the same to be correct.

Emphasis of Matter

8.
We draw attention to note 5 of the financial results, which provides details with regard to the creation of provision relating to Funded Interest Term Loan through utilization of reserves, as permitted by the Reserve Bank of India vide letter dated 6 January 2015. Our opinion is not modified in respect of this matter.

Other matter

9.
For the purpose of our audit as stated in paragraph 1 above, we did not audit the financial information of Singapore, Bahrain, Hong Kong, Dubai, Qatar and Sri Lanka branches of the Bank, whose financial information reflect total assets of Rs. 1,48,083 crores as at 31 March 2015, total revenues of Rs. 1,924 crores for the quarter ended 31 March 2015 and Rs. 7,088 crores for the year ended 31 March 2015 and net cash outflows amounting to Rs. 2,531 crores for the quarter ended 31 March 2015 and Rs. 11,534 crores for the year ended 31 March 2015. These financial information have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us by the management, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

10.	The financial results of the Bank for the quarter and the year ended 31 March 2014 were audited by another auditor who expressed an unmodified opinion on those results on 25 April 2014.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Venkataramanan Vishwanath
Mumbai	Partner
27 April 2015	Membership No: 113156

ICICI Bank Ltd. CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai 400051

News Release	April 27, 2015

Standalone profit crosses Rs. 10,000 crore

•
14% year-on-year increase in standalone profit after tax to Rs. 11,175 crore (US$ 1.8 billion) for the year ended March 31, 2015 (FY2015) from Rs. 9,810 crore (US$ 1.6 billion) for the year ended March 31, 2014 (FY2014)

•	11% year-on-year increase in consolidated profit after tax to Rs. 12,247 crore (US$ 2.0 billion) for FY2015 from Rs. 11,041 crore (US$ 1.8 billion) for FY2014

•
10% year-on-year increase in standalone profit after tax to Rs. 2,922 crore (US$ 468 million) for the quarter ended March 31, 2015 (Q4-2015) from Rs. 2,652 crore (US$ 424 million) for the quarter ended March 31, 2014 (Q4-2014)

•	25% year-on-year increase in retail advances at March 31, 2015

•	Year-on-year growth of 15% in current and savings account (CASA) deposits; CASA ratio at 45.5% at March 31, 2015

•	Net interest margin improved to 3.48% in FY2015 compared to 3.33% in FY2014; Q4-2015 NIM at 3.57%

•	Total capital adequacy of 17.02% and Tier-1 capital adequacy of 12.78% on standalone basis at March 31, 2015 as per Reserve Bank of India’s guidelines on Basel III norms

•	Dividend of Rs. 5 per share proposed

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the year ended March 31, 2015.

Profit & loss account

•
Standalone profit after tax increased 14% to Rs. 11,175 crore (US$ 1.8 billion) for the year ended March 31, 2015 (FY2015) from Rs. 9,810 crore (US$ 1.6 billion) for the year ended March 31, 2014 (FY2014).

•
Net interest income increased 16% to Rs. 19,040 crore (US$ 3.0 billion) in FY2015 from Rs. 16,475 crore (US$ 2.6 billion) in FY2014. Net interest margin increased by 15 basis points from 3.33% in FY2014 to 3.48% in FY2015.

ICICI Bank Ltd. CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai 400051

•	Non-interest income increased by 17% to Rs. 12,176 crore (US$ 1.9 billion) in FY2015 from Rs. 10,428 crore (US$ 1.7 billion) in FY2014.

•	Cost-to-income ratio reduced to 36.8% in FY2015 from 38.2% in FY2014.

•	Provisions were at Rs. 3,900 crore (US$ 624 million) in FY2015 compared to Rs. 2,626 crore (US$ 420 million) in FY2014.

•	Return on average assets was 1.86% in FY2015 compared to 1.76% in FY2014.

•
Standalone profit after tax increased by 10% to Rs. 2,922 crore (US$ 468 million) for the quarter ended March 31, 2015 (Q4-2015) from Rs. 2,652 crore (US$ 424 million) for the quarter ended March 31, 2014 (Q4-2014).

•	Net interest income increased 17% to Rs. 5,079 crore (US$ 813 million) in Q4-2015 from Rs. 4,357 crore (US$ 697 million) in Q4-2014.

•	Non-interest income increased by 17% to Rs. 3,496 crore (US$ 559 million) in Q4-2015 from Rs. 2,976 crore (US$ 476 million) in Q4-2014.

•	Cost-to-income ratio was at 36.2% in Q4-2015 compared to 39.2% in Q4-2014 and 36.3% in Q3-2015.

•	Provisions were at Rs. 1,344 crore (US$ 215 million) in Q4-2015 compared to Rs. 980 crore (US$ 157 million) in Q3-2015 and Rs. 714 crore (US$ 114 million) in Q4-2014.

•	Consolidated profit after tax increased by 11% to Rs. 12,247 crore (US$ 2.0 billion) in FY2015 compared to Rs. 11,041 crore (US$ 1.8 billion) in FY2014.

•	Consolidated profit after tax increased by 13% to Rs. 3,085 crore (US$ 494 million) for Q4-2015 from Rs. 2,724 crore (US$ 436 million) for Q4-2014.

Operating review

Credit growth

Total advances increased by 14% year-on-year to Rs. 387,522 crore (US$ 62.0 billion) at March 31, 2015 from Rs. 338,703 crore (US$ 54.2 billion) at March 31, 2014. The year-on-year growth in domestic advances was 18%. The Bank has continued to see robust growth in its retail disbursements resulting in a year-on-year growth of 25% in the retail portfolio at March 31, 2015. The retail portfolio constituted about 42% of the loan portfolio of the Bank at March 31, 2015.

Deposit growth

The Bank has seen healthy trends in CASA deposit mobilisation. During Q4-2015, savings account deposits increased by Rs. 4,327 crore (US$ 692 million) and current account deposits increased by Rs. 3,604 crore (US$ 577 million). For FY2015, savings account deposits increased by Rs. 15,727 crore

ICICI Bank Ltd. CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai 400051

(US$ 2.5 billion) and current account deposits increased by Rs. 6,275 crore (US$ 1.0 billion). The Bank’s CASA ratio improved to 45.5% at March 31, 2015 from 44.0% at December 31, 2014 and 42.9% at March 31, 2014. The average CASA ratio for Q4-2015 was at 39.9%. Total deposits increased by 9% year-on-year to Rs. 361,563 crore (US$ 57.9 billion) at March 31, 2015. Total CASA deposits increased by 15% year-on-year to Rs. 164,380 crore (US$ 26.3 billion) at March 31, 2015. At March 31, 2015, the Bank had a network of 4,050 branches and 12,451 ATMs.

Capital adequacy

 The Bank’s capital adequacy at March 31, 2015 as per Reserve Bank of India’s guidelines on Basel III norms was 17.02% and Tier-1 capital adequacy was 12.78%, well above regulatory requirements.

 Asset quality

Net non-performing assets at March 31, 2015 were Rs. 6,325 crore (US$ 1,012 million) compared to Rs. 4,831 crore (US$ 773 million) at December 31, 2014 and Rs. 3,301 crore (US$ 528 million) at March 31, 2014. The net non-performing asset ratio was 1.40% at March 31, 2015 compared to 1.12% at December 31, 2014 and 0.82% at March 31, 2014. The Bank’s provision coverage ratio, computed in accordance with RBI guidelines, was 58.6% at March 31, 2015. Net loans to companies whose facilities have been restructured were Rs. 11,017 crore (US$ 1.8 billion) at March 31, 2015 compared to Rs. 12,052 crore (US$ 1.9 billion) at December 31, 2014 and Rs. 10,558 crore (US$ 1.7 billion) at March 31, 2014.

Technology initiatives

The Bank continues to focus on leveraging trends in digitisation and mobility to enhance its franchise. During Q4-2015, the Bank launched a digital mobile wallet called ‘Pockets’, India’s first digital bank. ‘Pockets’ allows any individual - whether an ICICI Bank customer or not - to download and instantly activate an e-wallet. The e-wallet is amongst India’s most comprehensive wallets which can be used to pay on all websites and mobile apps in the country. The Bank also launched ‘Video Banking’ for NRI customers during the quarter. Using this service, NRI customers can now connect with a customer care representative over a video call, round-the-clock, on all days from anywhere using their smart phone.

ICICI Bank Ltd. CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai 400051

Dividend on equity shares

The Board has recommended a dividend of Rs. 5 per equity share of face value of Rs. 2 each (equivalent to dividend of US$ 0.16 per ADS) for FY2015. The declaration and payment of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

Consolidated results

Consolidated profit after tax increased by 11% to Rs. 12,247 crore (US$ 2.0 billion) in FY2015 compared to Rs. 11,041 crore (US$ 1.8 billion) in FY2014. Consolidated profit after tax increased by 13% to Rs. 3,085 crore (US$ 494 million) for Q4-2015 from Rs. 2,724 crore (US$ 436 million) for Q4-2014. The consolidated return on equity was at 15.0% in FY2015 compared to 14.9% in FY2014.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) achieved profit after tax of Rs. 1,634 crore (US$ 261 million) for FY2015 compared to Rs. 1,567 crore (US$ 251 million) for FY2014. ICICI Life maintained its leadership in the private sector. ICICI Life’s retail weighted received premium increased by 41% from Rs. 3,253 crore (US$ 520 million) in FY2014 to Rs. 4,596 crore (US$ 735 million) in FY2015. ICICI Life’s assets under management crossed Rs. 100,000 crore in FY2015 and were at Rs. 100,183 crore (US$ 16.0 billion) at March 31, 2015 compared to Rs. 80,597 crore (US$ 12.9 billion) at March 31, 2014.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector. The gross premium income of ICICI General was Rs. 6,914 crore (US$ 1.1 billion) in FY2015 compared to Rs. 7,134 crore (US$ 1.1 billion) in FY2014. ICICI General’s profit before tax increased by 33% to Rs. 691 crore (US$ 144 million) in FY2015 from Rs. 520 crore (US$ 83 million) in FY2014. ICICI General’s profit after tax increased to Rs. 536 crore (US$ 86 million) in FY2015 from Rs. 511 crore (US$ 82 million) in FY2014.

ICICI Bank Ltd. CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai 400051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
Rs. crore
	Q4-2014	FY2014	Q3-2015	Q4-2015	FY2015
Net interest income	4,357	16,475	4,812	5,079	19,040
Non-interest income1	2,976	10,428	3,092	3,496	12,176
- Fee income	1,974	7,758	2,110	2,137	8,287
- Lease and other income	757	1,653	539	633	2,196
- Treasury income	245	1,017	443	726	1,693
Less:
Operating expense	2,879	10,309	2,866	3,107	11,496
Operating profit	4,454	16,594	5,037	5,468	19,720
Less: Provisions	714	2,626	980	1,344	3,900
Profit before tax	3,740	13,968	4,057	4,124	15,820
Less: Tax	1,088	4,158	1,168	1,202	4,645
Profit after tax	2,652	9,810	2,889	2,922	11,175

1.	Includes net foreign exchange gains relating to overseas operations of Rs. 222 crore in Q4-2014 & FY2014, Rs. 192 crore in Q3-2015, Rs. 182 crore in Q4-2015 and Rs. 642 crore in FY2015.
2.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Ltd. CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai 400051

Summary Balance Sheet

   Rs. crore
	March 31, 2014	December 31, 2014	March 31, 2015
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,155	1,159	1,160
Employee stock options outstanding	7	7	7
Reserves and surplus1	72,052	80,655	79,262
Deposits	331,914	355,340	361,563
Borrowings (includes subordinated debt)2	154,759	152,994	172,417
Other liabilities	34,755	26,943	31,720
Total Capital and Liabilities	594,642	617,098	646,129

Assets
Cash and balances with Reserve Bank of India	21,822	19,080	25,653
Balances with banks and money at call and short notice	19,708	14,311	16,652
Investments	177,022	176,379	186,580
Advances	338,703	375,345	387,522
Fixed assets	4,678	4,650	4,725
Other assets	32,709	27,333	24,997
Total Assets	594,642	617,098	646,129
1.
In 2008, RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan (FITL) which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank has been providing fully for any interest income which is funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, RBI has now required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which have not yet been repaid. In view of the above, and since this item relates to prior years, the Bank has with the approval of the RBI debited its reserves by Rs. 929 crore to fully provide outstanding FITLs pertaining to restructurings prior to the issuance of the guideline in the quarter ended March 31, 2015 as against over three quarters permitted by RBI. These FITLs relate to pre-2008 restructurings where the borrowers have since been upgraded, and this impact would get reversed as FITLs are repaid as per their contractual maturities. Borrowings include preference share capital of Rs. 350 crore.

2.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Ltd. CIN:L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai 400051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 62.50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 27, 2015	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya

			Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries